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            U. S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           Form U-6B-2
                   CERTIFICATE OF NOTIFICATION

     Filed by registered holding company or subsidiary company thereof pursuant to Rule 20(d) or 47 adopted under the Public Utility Holding Company Act of 1935


Certificate is filed by: THE POTOMAC EDISON COMPANY


       This certificate is notice that the above-named company has issued, renewed, or guaranteed the security or securities described herein which issue, renewal, or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

1. Type of the security or securities * ("draft", "promissory note").

       Promissory Note

2. Issue, renewal, or guaranty. (Indicate nature of transaction by a check.)

       Issue

3.   Principal amount of each security.

       $9,300,000

4.   Rate of interest per annum of each security.

       5.50%

5.   Date of issue, renewal or guaranty of each security.

       April 27, 1999

6.   If renewal of security, give date of original issue.

       Not Applicable

7. Date of maturity of each security. (In the case of demand notes, indicate "on demand.")

       April 1, 2029

______________________________________
* If reporting for more than one security, each security may be identified by symbol which symbol should be used for each subsequent item. If more convenient, information may be supplied by tabular statement using the serial arrangement of this form.


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8.   Name of the person to whom each security was issued,
     renewed, or guaranteed.

       Chase Manhattan Trust Company, National Association, as
     Trustee

9.   Collateral given with each security, if any.

       Deed for pollution control facilities

10.  Consideration received for each security.

       $9,224,125 Pleasants Co. Pollution Control Bonds Series E
     (99.184%)

11.  Application of proceeds of each security.

       The net proceeds from the bond sale, together with other corporate funds, will be used to pay the cost of construction of a Solid Waste Disposal Project (Pollution Control) which will convert the scrubber lime slurry waste product into gypsum. This gypsum will be sold to others thereby eliminating the need to provide storage facilities for the scrubber waste product.

12. Indicate by a check after the applicable statement below whether the issue, renewal, or guaranty of each security was exempt from the provisions of Section 6(a) because of:

          a.   the provisions contained in the first sentence of
          Section 6(b).     _______________________________

          b.   the provisions contained in the fourth sentence of
          Section 6(b).    _______________________________

          c.   the provisions contained in any rule of the
          Commission other than Rule 48.                 X

               (If reporting for more than one security, insert the identifying symbol after the applicable statement).

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value** of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).)

       Not Applicable

_____________________________________
** If a security had no principal amount or par value, use the fair market value as of the date of issue of such security and indicate how determined.


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14.  If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

       Not Applicable





15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule 48, designate the rule under which exemption is claimed.

       Rule 52



                        THE POTOMAC EDISON COMPANY
                        (Name of Company)



Date:  May 5, 1999                           By: /s/ Thomas C. Sheppard, Jr.

                                                 Thomas C. Sheppard, Jr.
                                                 Assistant Secretary